Exhibit 99.3

NICE Introduces Its Most Comprehensive Back Office Work
Management Solution

Work Manager collates, prioritizes and assigns back office tasks, providing streamlined workflows to guide employees through the highest quality output

Ra’anana, Israel, June 4, 2015 – NICE Systems (NASDAQ: NICE) today announced the launch of Work Manager, a back office solution that automatically prioritizes tasks from across an enterprise and assigns them to the most suitable employees for the job. The solution includes a sophisticated workflow engine providing the guidance and full data needed to process a work item, like a loan application or insurance claim, as well as real-time progress reports and unparalleled visibility into back office processes.

NICE Work Manager was designed to serve large multinationals with labor-intensive back office operations, such as in the financial services, insurance and healthcare sectors. It takes work tasks out of the silos which commonly develop in such enterprises and creates a comprehensive, policy-driven queue of work. This operational process and workforce optimization improves customer service levels, regulatory compliance and productivity, while also increasing customer satisfaction and employee collaboration.

NICE Work Manager’s routing mechanism applies user-defined business rules to classify, prioritize and reprioritize tasks for distribution according to:
•	Employee capabilities and skill sets
•	Geographical location, for distributed processing centers (follow the sun, etc.)
•	Business continuity or disaster relief needs
•	Strategic business priorities

With a single user interface, Work Manager creates a coherent picture of back office tasks, consolidating:
•	All relevant employee information
•	Background data from disparate systems
•	Task assignments from various branches of the enterprise

Work Manager’s workflow engine provides real-time monitoring dashboards and user guidance that streamlines operational processes. This includes automated notifications and case escalations to ensure consistency and efficiency across the organization.

Miki Migdal, President of the NICE Enterprise Product Group
“All of the NICE Work Manager features are the result of real-world experience in the back office. Our customers requested a fully-featured work management solution that would easily integrate with their existing NICE Back Office solutions. We listened, and the result is Work Manager, with what we believe are unprecedented enterprise-wide workflow prioritization and streamlining capabilities. We are very excited about the business results our clients will realize with NICE Work Manager, including creating the perfect experience for their customers.”

NICE is demonstrating its Work Manager solution for the first time at Interactions 2015, taking place this week in San Antonio, Texas. For more information on the conference, visit www.nice.com/interactions, or follow the event on Twitter @N_Interactions.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.